CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED
DECEMBER 31, 2011 AND 2010

(Expressed in thousands of Canadian Dollars)

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011 and December 31, 2010, and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as at December 31, 2011 and December 31, 2010, and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 28, 2012
Vancouver, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 28, 2012
Vancouver, Canada

Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		As at
		December 31	December 31
	Notes	2011	2010

ASSETS

Non-current assets
Investment in the Pebble Limited Partnership	3	$101,542	$99,306
Exploration and evaluation assets	4	1,055	1,055
		102,597	100,361

Current assets
Balances receivable from a related party	8	483	75
Amounts receivable and other assets	5	4,704	3,408
Marketable securities		–	1
Cash and cash equivalents	6	37,457	40,402
		42,644	43,886

Total Assets		$145,241	$144,247

EQUITY

Share capital	7	$388,987	$380,570
Reserves		48,132	35,114
Deficit		(295,763)	(275,624)
		141,356	140,060
LIABILITIES

Non-current liabilities
Deferred income taxes	12	3,715	3,633
		3,715	3,633

Current liabilities
Balances payable to a related party	8	–	102
Amounts payable and other liabilities	9	170	452
		170	554

Total Liabilities		3,885	4,187

Total Equity and Liabilities		$145,241	$144,247

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 28, 2012. They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2011	2010

Expenses
Exploration and evaluation		819	1,800
General and administrative		6,110	4,456
Share-based compensation		14,205	8,373
Loss from operating activities		21,134	14,629
Interest income		(944)	(544)
Loss before tax		20,190	14,085
Income tax (recovery) expense	12	(51)	30
Loss for the year		$20,139	$14,115

Other comprehensive loss (income)
Unrealized loss on available-for-sale marketable securities		1	1
Exchange difference arising on translation of investment in the Pebble Limited Partnership	3	(2,236)	5,631
Deferred income tax on investment	7(c)	82	(204)
Other comprehensive (income) loss		$(2,153)	$5,428

Total comprehensive loss		$17,986	$19,543

Basic and diluted loss per common share	10	$0.21	$0.15

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2011	2010

Cash flows from operating activities
Loss for the year		$(20,139)	$(14,115)
Adjustments for items not affecting cash:
Donation of shares	7(a)	866	–
Foreign exchange (gain) loss		(65)	20
Income tax recovery	12	–	30
Interest income		(944)	(544)
Share-based compensation		14,205	8,373
		(6,077)	(6,236)
Changes in non-cash working capital items
(Increase) in amounts receivable and other assets		(616)	(91)
(Increase) in balances receivable from related parties		(408)	(20)
(Decrease) increase in amounts payable and other liabilities		(282)	259
(Decrease) increase in balances payable to related parties		(102)	102
		(1,408)	250

Net cash used in operating activities		(7,485)	(5,986)

Cash flows from investing activities
Interest received		610	387
Loan advanced	5(a)	(265)	(2,979)
Exploration and evaluation assets	4	–	(1,055)
Net cash from (used in) investing activities		345	(3,647)

Cash flows from financing activity
Common shares issued for cash, net of issue costs		4,211	5,160
Net cash from financing activity		4,211	5,160

Net decrease in cash and cash equivalents		(2,929)	(4,473)
Effect of exchange rate fluctuations on cash held		(16)	(20)
Cash and cash equivalents at beginning of the year		40,402	44,895

Cash and cash equivalents at end of the year		$37,457	$40,402

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
			Equity	Foreign
			settled	currency
			share-based	translation	Investment
	Number of		payments	reserve	revaluation
	shares	Amount	reserve	(note 7(c))	reserve	Deficit	Total equity

Balance at January 1, 2010	93,173,976	$370,660	$31,176	$5,743	$–	$(261,509)	$146,070
Shares issued for cash on exercise of share purchase options	1,003,090	5,160	–	–	–	–	5,160
Fair value of share options allocated to shares issued on exercise	–	4,750	(4,750)	–	–	–	–
Share-based compensation	–	–	8,373	–	–	–	8,373
Loss for the year	–	–	–	–	–	(14,115)	(14,115)
Other comprehensive loss for the year net of tax	–	–	–	(5,427)	(1)	–	(5,428)
Balance at December 31, 2010	94,177,066	$380,570	$34,799	$316	$(1)	$(275,624)	$140,060

Shares issued for cash on exercise of share purchase options	726,698	4,211	–	–	–	–	4,211
Fair value of share options allocated to shares issued on exercise	–	3,340	(3,340)	–	–	–	–
Shares donated (note 7(a))	75,000	866	–	–	–	–	866
Share-based compensation	–	–	14,205	–	–	–	14,205
Loss for the year	–	–	–	–	–	(20,139)	(20,139)
Other comprehensive income (loss) for the year net of tax	–	–	–	2,154	(1)	–	2,153
Balance at December 31, 2011	94,978,764	$388,987	$45,664	$2,470	$(2)	$(295,763)	$141,356

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia. The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2011, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 3). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring its principal mineral property interest and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing of its share to complete the exploration and development of the Pebble Project; the Pebble Partnership obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standard ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee (IFRICs). These Financial Statements have been prepared on the basis of IFRS standards that are effective or available for early adoption for the Group’s reporting year ended December 31, 2011.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at their fair value. In addition these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company and all of its subsidiaries listed below:

		Proportion
		of
		Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group
U5 Resources Inc.[2]	Nevada, USA	100%	Holding Company

1	Holds the Group’s 50% interest in Pebble Mines Corp. and the Pebble Partnership (note 3).
2	Holds the claims purchased from Liberty Star (note 4).

The Group has determined that its investment in the Pebble Partnership, a 50:50 limited partnership between the Group and Anglo American plc ("Anglo American"), qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures. The Group elected and applies the equity method to account for its interest in the Pebble Partnership (note 3). The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment losses. As the Group’s investment is carried in US dollars, the investment is translated at the end of each reporting period (note 3).

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the acquisition-date fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date the identifiable assets acquired and the liabilities assumed and any contingent liabilities are recognized at their fair values at the acquisition date, except for:

assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non- current Assets Held for Sale and Discontinued Operations ("IFRS 5") are measured in accordance with that Standard;

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively; and

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

liabilities or equity instruments related to share-based payment arrangements of the acquiree or the replacement by the Group of an acquiree’s share-based payment arrangements, which are measured in accordance with IFRS 2, Share-based Payment.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period discussed further below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

The interest of non-controlling shareholders in the acquiree is initially measured at the non- controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

(e)	Interests in Joint Ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in a jointly controlled entity ("JCE"), under the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, the Group’s interest in the JCE is carried in the consolidated financial statement of financial position at cost as adjusted for post- acquisition changes in the Group’s share of the net assets of the JCE less any impairment in the value of the investment. Losses in excess of the Group’s interest in that JCE are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the JCE.

Any excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets, liabilities and contingent liabilities of the JCE recognized at the date of the acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the JCE and is assessed for impairment as part of that JCE. Any excess of the Group’s share of the net fair value of the

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When a group entity transacts with a JCE of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture. The Group’s interests in JCEs are as follow:

		Proportion of
	Place of	Ownership
Name of JCE	Incorporation	Interest	Principal Activity
Pebble Mines Corp.	Delaware, USA	50%	General partner
Pebble Limited Partnership	Alaska, USA	50%	Exploration of Pebble Project

(f)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of the Pebble Partnership and Pebble Mines Corp. is US dollars and for all other entities within the Group, the functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(g)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized within other comprehensive income or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable including the loan receivable from Liberty Star (note 5(a)), balances receivable from a related party and cash and cash equivalents (see below).

Cash and equivalents

Cash and cash equivalents in the statement of financial position comprise cash and investments held at major financial institutions that are readily convertible into a known amount of cash and which are only subject to an insignificant risk of change in value, and are measured at amortized cost.

The Group’s cash and cash equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise amounts payable which are only trade payables (note 9) and balances payable to a related party.

All financial liabilities fall within the classification of other financial liabilities versus financial liabilities through profit and loss and are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

Derivative financial assets:

The loan receivable from Liberty Star (note 5(a)) has an equity conversion option. This equity conversion feature has been determined to be an embedded derivative which requires separation from the loan receivable. For embedded derivatives identified for separation, the fair value of the derivative must be calculated as of the inception date and at each reporting date subsequent to the inception date. The Group has determined that the fair value of the equity conversion option at the date of inception and at December 31, 2011, is of nominal value as the earn-in and joint venture

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

agreement ("JV Agreement") has not been concluded by the parties and the first US$1 million has still to be incurred by the Group in respect to the JV Agreement claims (note 5(a)).

(h)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

  Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;

  title to the asset is compromised;

  adverse changes in the taxation and regulatory environment;

  adverse changes in variations in commodity prices and markets; and

  variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(i)	Property, Plant and Equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(j)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but the increased carrying amount may not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(k)	Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

(l)	Share-based Payment Transactions

The share purchase option plan allows Group employees and consultants to acquire shares of the Group. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche which is expensed on a straight line basis over the vesting period with a corresponding increase in the equity settled share-based payments reserve in equity. The fair value of the share purchase options granted is measured using the Black- Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

(m)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(n)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(o)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(p)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core mineral property interest, the Pebble Project, is located in Alaska, USA.

(q)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the inputs used in measuring share-based compensation included in the loss for the year; and
ii.

the provision for the deferred income tax expense included in the loss for the year (nil for current year) and the composition of deferred income tax liabilities included in the consolidated statements of financial position.

Critical accounting judgments

The following judgements have been made:

i.	the recoverability of amounts receivable which are included in the consolidated statements of financial position;
ii.	the recoverability of the carrying value of the investment in the Pebble Partnership and the Group’s E&E assets included in the consolidated statements of financial position; and
iii.	the determination of categories of financial assets and financial liabilities which has been identified as an accounting policy which involves assessments made by management.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(r)	New Accounting Standards, Interpretations and Amendments to Existing Standards

	(i)	Effective for annual periods beginning on or after July 1, 2011

Amendments to IFRS 7, Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

	(ii)	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Financial Statements

Requires an entity to group items presented in the statement of comprehensive income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. Earlier adoption is permitted.

	(iii)	Effective for annual periods beginning on or after January 1, 2013

New standard IFRS 10, Consolidated Financial Statements.

Builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance where it is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation- Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28,

Investments in Associates and Joint Ventures, to align with the new consolidation guidance.

New standard IFRS 11, Joint Arrangements

Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements rather than its legal form. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC- 13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

  New standard IFRS 12, Disclosure of Interests in Other Entities

  Provides the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and consolidated structured entities.

  New standard IFRS 13, Fair Value Measurement

  Defines fair value and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. The standard does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The Group has not early adopted these new or revised standards and is currently assessing the impact that these standards will have on the Group’s consolidated financial statements.

  New interpretation IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

  This Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. Earlier application is permitted. This interpretation and the requirements for accounting for stripping costs will only be applicable to the Group once it is in the production phase.

(iv)	Effective for annual periods beginning on or after January 1, 2015

  New standard IFRS 9, Financial Instruments, Classification and Measurement

  The standard represents phase 1 of 3 phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. When completed, IFRS 9, Financial Instruments, will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. Phase 1 was issued In November 2009 and amended in October 2010 and addressed the classification and measurement of financial assets and financial liabilities. This standard requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Group’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. Earlier application is permitted.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The Group anticipates that the adoption of this standard will have no material impact except for additional disclosures.

3.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership that held its Pebble Property interest into a limited partnership, the Pebble Partnership. Anglo American plc ("Anglo American") through a wholly-owned subsidiary subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Group (through a wholly-owned subsidiary) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final feasibility study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, which is expected to take the Pebble Partnership to a production decision. The final feasibility study will require more than the cumulative US$450 million of expenditures. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Group on a 50:50 basis. To December 31, 2011, Anglo American has funded US$398.5 million ($418.1 million). The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and applies the equity method in accounting for this interest. The Group has not recognized any share of the losses in the Pebble Partnership since inception as the Group has no obligation in respect to these losses as the agreement with Anglo American states that the distribution of losses funded by Anglo American are allocated 100% to Anglo American until the total investment of US$1.5 billion is met. For the year ended December 31, 2011, the Pebble Partnership has incurred losses totaling $84,517 (2010 – $68,803). Cumulative losses since inception of the Pebble Partnership to December 31, 2011 total $417,373 (2010 – $332,856). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are recognized directly in the foreign currency translation reserve through other comprehensive loss (income).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Investment in the Pebble Partnership	As at December 31	As at December 31
	2011	2010
Carrying value at the beginning of the year	$99,306	$104,937
Movement for year
Foreign currency translation (note 7(c))	2,236	(5,631)
Carrying value at the end of the year	$101,542	$99,306

Summary financial information for the equity accounted investee, not adjusted for the 50% ownership held by the Group, is as follows:

Assets and Liabilities	As at December 31	As at December 31
	2011	2010

Non-current assets	$101,311	$99,451
Current assets	14,095	14,825
Total assets	$115,406	$114,276

Current liabilities	10,522	5,011
Total liabilities	$10,522	$5,011

Losses	For the year ended December 31
	2011	2010
Net loss for the year	$84,517	$68,803
Net cumulative losses	417,373	332,856

The net loss and the cumulative losses of the Pebble Partnership have not been included in the Financial Statements of the Group.

4.	EXPLORATION AND EVALUATION ASSETS

	For the year ended December 31
	2011	2010
Cost at beginning of year	$1,055	$–
Additions	–	1,055
Cost at end of year	$1,055	$1,055

On June 29, 2010, the Group entered into a binding letter agreement with Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 60.7 square kilometers of mineral claims located to the west of the Pebble Project in Page 20

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

consideration for a US$1 million (approximately $1.1 million) cash payment. In addition, a loan of US$3 million ($3.1 million) was provided by the Group to Liberty Star (note 5(a)). The Pebble Partnership had the right to acquire these claims from the Group but declined to exercise that right.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	As at December 31	As at December 31
	2011	2010
Amounts receivable	$236	$132
Loan receivable (a)	4,292	3,136
Other assets – prepayments	176	140
Total	$4,704	$3,408

(a)	Loan receivable

The Group advanced to Liberty Star US$3 million ($3.1 million) pursuant to a letter agreement dated June 29, 2010. During 2011, the principal amount of the loan was increased by US$729 ($740) pursuant to amendments to the letter agreement dated September 8, 2011 and November 14, 2011, being the amounts expended by the Group in 2011 and 2010 on annual assessment work, rental and related fees relating to Liberty Star’s claims in Alaska. Of this amount US$270 ($265) was incurred in 2011 and US$459 ($475) in 2010.

The following summarizes the movement in the loan receivable:

	For year ended December 31
	2011	2010
Balance at beginning of year	$3,136	$–
Additions
Cash loan advanced	–	3,165
Expenses paid in current year	265	–
Expenses paid in prior year	475	–
Interest	334	157
Foreign exchange loss (gain)	82	(186)
Balance at end of year	$4,292	$3,136

The loan receivable accrues interest at 10% per annum compounded monthly and is secured by assets and mining claims owned by Liberty Star in Alaska, USA. The loan and accrued interest is repayable on demand and will be due within 45 days thereof, or convertible into Liberty Star shares, provided the Group has spent at least a minimum amount (the “Minimum Expenditure”) earning into a joint venture (which has still to be formed as of the date of these Financial Statements – see below). The Minimum Expenditure was originally set at US$1 million, but the Group and Liberty Star subsequently agreed on November 14, 2011 to reduce the Minimum Expenditure to US$272 as a result of the additions to the loan. The Group has still to complete this expenditure requirement.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Subject to negotiating and signing a definitive earn-in option and joint venture agreement ("JV Agreement"), the Group can earn a 60% interest in certain Liberty Star’s properties in Alaska by spending US$10 million in exploration and claim maintenance on those properties over six years. The initial loan advanced plus accrued interest may be applied as part of the earn-in requirements, at the Group’s discretion. Should a JV Agreement be entered into, the loan plus accrued interest is to be paid back to the Group upon 45 days’ notice after the earlier of:

a.	The completion of the earn-in expenditure; or
b.	The Group decides to voluntarily terminate the JV Agreement provided the Group has spent at least the Minimum Expenditure; or
c.	Liberty Star terminates the JV Agreement due to a superior 3rd party offer.

The loan is convertible at the option of the Group, until the loan is repaid or deemed repaid, into common shares of Liberty Star based on a 5 day volume weighted average share price less the maximum allowable discount applicable as if Liberty Star shares were listed on the TSX Venture Exchange, provided that the Group has spent the Minimum Expenditure. The loan may be pre-paid by Liberty Star without penalty at any time on 10 days’ prior notice, during which the Group’s conversion rights will be unaffected.

6.	CASH AND CASH EQUIVALENTS

	As at December 31	As at December 31
	2011	2010
Business and savings accounts	$28,055	$31,207
Guaranteed Investment Certificates	9,402	9,195
Total	$37,457	$40,402

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2011, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

In 2011, the Group issued and donated 75,000 common shares to the University of British Columbia to assist in financing the construction of a new earth science building. The Group recognized $866 as the cost of the donation of the shares along with the corresponding share capital value based on the quoted market value per common share on the date of issue.

(b)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2011 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

percentage of 10% of the Group's outstanding common shares, calculated from time to time. Pursuant to the 2011 Rolling Option Plan, if outstanding share purchase options are exercised and the number of issued and outstanding common shares of the Group increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Share purchase options can have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

The following summarizes the changes in the Group’s outstanding share purchase options for the years ended December 31, 2011 and 2010:

	For year ended December 31, 2011		For year ended December 31, 2010
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	purchase	price	purchase	price
Continuity of share options	options	($/option)	options	($/option)
Balance at beginning of year	6,795,110	6.19	5,212,444	$5.26
Granted	2,323,400	15.23	2,653,000	$7.59
Exercised	(726,698)	5.79	(1,003,090)	$5.14
Expired	(10,000)	(9.74)	–	–
Forfeited	(75,030)	10.73	(67,244)	$4.87
Balance at the end of the year	8,306,782	8.71	6,795,110	$6.19

During the year ended December 31, 2011, of the share purchase options granted, 132,000 were granted to non-employees; 15,000 to a consultant for the provision of investor relations advisory services; 90,000 to a former director for engineering consulting services; and 27,000 to a consultant for geological advisory services. The Group determined that given the nature of the services being provided and that continues to be provided, it could not determine the fair value of these services reliably. As a consequence, the Group estimated that the value of these services approximates the fair value of the share purchase options granted measured using the Black-Scholes option pricing model which at December 31, 2011 amounted to $458.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The following table summarizes information about the Group’s share options outstanding at December 31, 2011:

	Share purchase options outstanding			Share purchase options exercisable
			Weighted			Weighted
	Number of	Weighted	average	Number of	Weighted	average
	share	average	remaining	share	average	remaining
	purchase	exercise	contractual	purchase	exercise	contractual
	options	price	life	options	price	life
Exercise prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
3.00	155,258	3.00	1.14	155,258	3.00	1.14
5.00 – 5.35	3,171,794	5.00	1.21	3,171,794	5.00	1.21
7.59 – 8.25	2,461,330	7.60	3.13	1,631,997	7.60	2.06
9.74 – 11.55	350,000	10.91	2.52	266,667	10.91	1.13
15.44	2,168,400	15.44	3.22	786,800	15.44	3.01
	8,306,782	8.71	2.02	6,012,516	7.28	1.67

Share purchase options exercised during the year were as follows:

		Weighted average	Weighted average
	Share purchase	exercise price	share price
Period	options exercised	($/option)	($)
January 1 – January 31, 2011	287,795	6.06	16.81
February 1 – February 28, 2011	257,818	5.03	19.34
March 4 – March 30, 2011	27,470	5.95	14.80
April 1 – April 29, 2011	134,375	6.91	13.37
May 6, 2011	4,000	7.59	11.52
June 3 and June 27, 2011	10,650	3.00	11.32
October 12 – October 27, 2011	2,620	4.18	7.70
November 24, 2011	1,020	3.00	6.42
December 7, 2011	950	3.00	6.96
	726,698	5.79	16.83

The weighted average fair value of share purchase options granted during the year was $6.35 (2010 –$3.88) . Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

	For year ended December 31
	2011	2010
Risk-free interest rate	2.25%	2.36%
Expected life	4.20 years	3.72 years
Expected volatility	64%	65%
Grant date share price	$13.37	$7.87
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. The Group determines volatility using historical closing prices as a basis for expected volatility from three to five years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Group's share purchase options.

(c)	Foreign Currency Translation Reserve

	For year ended December 31
	2011	2010
Balance at beginning of year	$316	$5,743
Exchange gain(loss) on translation of investment in the Pebble Partnership	2,236	(5,631)
Deferred income tax on investment	(82)	204
Balance at the end of year	$2,470	$316

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership which has a US dollar functional currency and the related tax effect that has been recognized in other comprehensive loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions with Key Management Personnel

The aggregate value of transactions with key management personnel being directors and senior management comprising the Senior Vice President ("VP"), Corporate Development; VP, Engineering and VP, Public Affairs were as follows:

	For the years ended December 31
Compensation	2011	2010
Short-term employee benefits (1)	$1,834	$1,046
Share-based compensation	7,948	4,148
Total	$9,782	$5,194

(1)	Short-term employee benefits include salaries and directors fees.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Transactions with other Related Parties

The aggregate value of transactions and outstanding balances with related parties were as follows:

	For the years ended December 31
Transactions	2011	2010
Entities with significant influence
Services rendered to the Group (a):	$3,504	$2,783
Reimbursement of third party expenses incurred on behalf of the Group (a):	1,074	714
Total paid by the Group	$4,578	$3,497
Jointly controlled entities
Reimbursement of third party expenses incurred by the Group (b)	$–	$(134)
Total reimbursed (to) the Group	$–	$(134)

	As at December 31	As at December 31
Balances receivable from related parties	2011	2010

Entities with significant influence (a)	$483	$–
Jointly controlled entities (b)	–	75
Total	$483	$75

	As at December 31	As at December 31
Balances payable to related parties	2011	2010
Entities with significant influence (a)	$–	$102

(a)

A private company provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The Company also incurs third party costs on behalf of the Group which is reimbursed by the Group at cost. Several directors and other key management personnel of the private company, who are close business associates, are also key management personnel of the Group.

(b)	The Group paid consultants fees on behalf of the Pebble Partnership which was reimbursed by the Pebble Partnership in the normal course of operations.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

9.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31	As at December 31
Falling due within the year	2011	2010
Trade payables	$170	$452

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the following:

	As at December 31	As at December 31
	2011	2010
Loss attributable to common shareholders	$20,139	$14,115
Weighted average number of common shares outstanding	94,851,589	93,778,967

Diluted loss per share did not include the effect of 8,306,782 (2010 – 6,795,110) share purchase options as they are anti-dilutive.

11.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs. Management assesses the recoverability of the loan receivable from Liberty Star as at the end of each reporting period based on financial information available.

The Group’s loan receivable from Liberty Star (note 5(a)) is secured by claims and assets owned by Liberty Star in Alaska, USA.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American. Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $37 million in cash and cash equivalents for its own operating requirements. With the Pebble Project’s 2012 funding to be funded by Anglo American, and given the Group’s holdings of cash and cash equivalents, the Group believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in Note 3, the Group is in a 50:50 limited partnership with Anglo American. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion over a period of several years. When the prefeasibility study is completed and if the decision is to proceed, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which may take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

At December 31, 2011, the Group had working capital of approximately $42.5 million as compared to $43.3 million at December 31, 2010.

The Group has no contractual obligations other than current trade payables (note 9).

Foreign exchange risk

The Group is exposed to foreign exchange risk in respect to its loan receivable which is denominated in US dollars. Also certain of the Group’s corporate expenses are incurred in US dollars. As a consequence, the Group’s results from its operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The exposure of the Group’s cash and cash equivalents, amounts receivable and balances receivable from related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2011		As at December 31, 2010
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
US dollars	amount	dollars	amount	dollars

Amounts receivable	$4,220	$4,292	$3,153	$3,136
Cash and cash equivalents	36	36	49	48
Total financial assets	$4,256	$4,328	$3,202	$3,184

The exposure of the Group’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2011		As at December 31, 2010
	Foreign	Amount in	Foreign
	currency	Canadian	currency	Amount in
US dollars	amount	dollars	amount	Canadian dollars

Amounts payable and other liabilities	$1	$1	$1	$1
Total financial liabilities	$1	$1	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $433 in the year (2010 – $318). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss as follows:

	As at December 31
	2011	2010
Effect on loss	$389	$400

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Group's approach to capital management during the year.

The Group is not subject to any externally imposed capital requirements.

Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Group’s marketable securities are classified under Level 1 of the hierarchy and at December 31, 2011, had no value (2010 – $1).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

12.	INCOME TAX EXPENSE

	Years Ended December 31
	2011	2010
Current tax expense (recovery)
Current period	$(51)	$–

Deferred tax expense (recovery)
Current period	–	30
Deferred income tax liabilities	–	30

Total income tax expense (recovery)	$(51)	$30

Reconciliation of effective tax rate	Years Ended December 31
	2011	2010	2011	2010

(Loss) for the period			$(20,139)	$(14,115)
Total income tax expense (recovery)			(51)	30
(Loss) excluding income tax			(20,190)	(14,085)
Income tax using the Company's domestic tax rate	26.5%	28.5%	(5,350)	(4,014)
Non-deductible expenses	(18.6)%	(17.2)%	3,761	2,416
Reduction in statutory tax rates	(0.5)%	(1.4)%	90	196
Foreign exchange	0.4%	(1.4)%	(82)	204
Other	0.3%	1.2%	(51)	(174)
Deferred income tax assets not recognized	(7.8)%	(9.9)%	1,581	1,402
	0.3%	(0.2)%	$(51)	$30

Deferred income tax assets (liabilities)	As at December 31	As at December 31
	2011	2010
Resource pool	$21,614	$19,861
Tax losses	57	1,817
Net deferred income tax assets	21,671	21,678
Investment in the Pebble Partnership	(25,386)	(25,311)
Net deferred income tax liability	$(3,715)	$(3,633)

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The Group had the following temporary differences at December 31, 2011 in respect of which no deferred tax asset has been recognized:

Expiry	Tax Losses	Resource Pools	Other
Within one year	$–	$–	$–
One to five years	–	–	1,304
After five years	23,859	–	–
No expiry date	125	109,913	66
Total	$23,984	$109,913	$1,370

13.	COMMITMENTS AND CONTINGENCIES

Due to the nature of the Group’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Group’s consolidated financial position or results of operations which require additional disclosure of in these Financial Statements.